Exhibit 1.02

GRACO INC.

Conflict Minerals Report

For the reporting period from January 1, 2013 to December 31, 2013.

This is the Conflict Minerals Report (“Report”) of Graco Inc. (“Graco,” “we,” “our”) for the 2013 calendar year, pursuant to Rule 13p-1 of the Securities Exchange Act of 1934 (the “Rule”). Certain capitalized terms used but not defined herein have the meanings assigned to them in the Rule. This Report includes the activities of all subsidiaries of Graco that are required to be consolidated.

The Rule requires certain SEC reporting companies that manufacture or contract to be manufactured products for which tantalum, tin, tungsten or gold (“3TG”) are necessary to the functionality or production of such products to disclose annually whether any of the 3TG in such products originated in the Democratic Republic of the Congo or one of its adjoining countries (collectively, the “Covered Countries”). If the company knows that its necessary 3TG originated in the Covered Countries, or has reason to believe that its 3TG may have originated in the Covered Countries and did not or may not have come from scrap or recycled sources, the company must exercise due diligence on the source and chain of custody of its 3TG and prepare and file a Report describing its due diligence measures.

Graco Overview / Supply Chain

Graco is a multi-national manufacturer of equipment that pumps, meters, mixes and dispenses a wide variety of fluids and coatings. Our primary products include air, electric, gas and hydraulic pumps and sprayers; electronic and mechanical controls and sensors; and automatic and manual dispense valves, meters and spray guns. Our products that contain control boards, certain other electronic components, motors, engines, batteries, spray tips, and certain pumps and valves contain 3TG.

We do not directly source 3TG. Instead, we purchase components and raw materials from third party suppliers that are multiple layers removed from the smelters and refiners of the 3TG that are in the components and raw materials ultimately supplied to us.

Reasonable Country of Origin Inquiry

We evaluated our products and determined that certain products manufactured during calendar year 2013 were manufactured with components and raw materials that contain or likely contain 3TG that are necessary to the functionality or production of those products. We then conducted a reasonable country of origin inquiry (“RCOI”) to determine whether any of the 3TG in our products originated in the Covered Countries or came from recycled or scrap sources. In response to our RCOI, a small percentage of our direct suppliers provided responses that permitted us to conclude that the 3TG provided to us by those suppliers came from scrap or recycled sources or originated from countries other than Covered Countries.

Due Diligence Process

In response to our RCOI, most of the direct suppliers that we surveyed indicated that they were still in the process of completing their own supply chain due diligence. Accordingly, we conducted due diligence on the source and chain of custody of the 3TG subject to those responses. Our due diligence measures have been designed to be in conformity, in all material respects, with the internationally recognized framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition.

We have established management systems to support the execution of our Conflict Minerals program and to ensure it operates efficiently and is sustainable into the future. We have adopted a policy affirming our commitment to conducting business fairly and ethically with respect for human rights and in compliance with all applicable laws and regulations, including the Rule. Our policy also affirms our support for the responsible sourcing of 3TG through our global supply chain, and states that we are actively and diligently working with our global supply chain partners to determine the origin of any 3TG they may supply to us, and will continue to work with them towards the goal of providing greater supply chain transparency and responsible sourcing. In addition to establishing a policy on Conflict Minerals, we have assembled an internal team of individuals from various departments with executive-level sponsorship and support to implement and oversee our Conflict Minerals compliance program. We also have a process in place to engage relevant first-tier suppliers and request information from them regarding 3TG, and to collect, analyze and retain any such information received from them.

As part of our RCOI and our further due diligence, we identified those first-tier suppliers that we reasonably believed were most likely to have supplied us with components or raw materials that contained or likely contained 3TG. We then surveyed those suppliers using a questionnaire based in part on the EICC-GeSI Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition® (EICC®) and the Global Sustainability Initiative (GeSI). We provided these suppliers with background information on the Rule, a FAQ and a decision-tree to aid in responding to the questionnaire. We also requested that these suppliers make similar inquiries of their suppliers, their suppliers’ suppliers and so on until the smelters of any 3TG in the components and raw materials supplied to us could be identified and compared to the Conflict-Free Smelter Program list developed and maintained by the Conflict-Free Sourcing Initiative. We have sent follow-up inquiries to those suppliers that did not return a completed questionnaire.

Due Diligence Results

As described above, we surveyed our direct suppliers in an effort to identify the facilities used to process the 3TG contained in our products. The majority of our direct suppliers responded that they were not able to identify the smelters or refiners used for a particular part, component or business customer. In cases where our direct suppliers provided a part-level report, the identification of the smelters and refiners that support our specific products could not be determined. Therefore, we are unable to identify with certainty the specific facilities used to process the 3TG in our products.

Based on the results of our due diligence process, and given the depth, breadth and complexity of our supply chain, except for the limited information set forth in the RCOI section above, we do not have sufficient information to determine the origin of the 3TG in our products subject to this Report, whether they came from scrap or recycled sources, or the identity of any of the smelters of the 3TG.

Steps to be Taken to Mitigate Risk

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary 3TG in our products finance or benefit armed groups in the Covered Countries:

—	Continue to engage with our direct suppliers to increase the response rate to our survey and improve the content and quality of their responses; and
—	Continue to engage with our direct suppliers to receive more information farther upstream regarding the source and chain of custody of any 3TG in the components and raw materials they supply to us.